Paul C. Hughes
Vice President and General Counsel
CapLease, Inc.
1065 Avenue of the Americas
19th Floor
New York, New York 10018
t: (212) 217-6360 f: (212) 217-6301
email: phughes@caplease.com

June 27, 2011

VIA ELECTRONIC TRANSMISSION (EDGAR)

Erin E. Martin
Attorney-Advisor
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	CapLease, Inc.
Form 10-K for the year ended December 31, 2010
Filed February 18, 2011
File No. 1-32039

Dear Ms. Martin:

I am in receipt of the Division of Corporation Finance’s comment letter dated June 15, 2011 with respect to the above filing.  Set forth below are CapLease, Inc.’s (“CapLease”) responses to your comments.  For ease of reference, I have reproduced each comment before CapLease’s response.

Item 1.  Business, page 1

Overview, page 1

1.
In future periodic reports, please include disclosure on weighted average capitalization rates for acquisitions during the reporting period, to the extent such aggregate acquisitions are material.  Please include a clear description of how you calculated disclosed capitalization rates.

Response:

In future periodic reports we will include disclosure on weighted average capitalization rates for acquisitions closed during the reporting period, to the extent such aggregate acquisitions are material.  As discussed with you and Mr. McTiernan, we may do so on an aggregate basis for all transactions completed during the period as we believe doing so is consistent with the company’s obligation to make material disclosures and also alleviates concerns we have about the competitive harm that could result from disclosing sensitive pricing information.

We expect that our capitalization rate disclosure will in substance disclose the following information:

•	the number and a brief description of the property acquisitions aggregated for purposes of the disclosure;

•	the period during which the acquisitions took place;

•	the aggregate purchase price we paid in the transactions;

•	our weighted average capitalization rate; and

•	how we define weighted average capitalization rate.

We expect our disclosure regarding the definition of weighted average capitalization rate to look substantially similar to the following:

We compute weighted average capitalization rate by dividing the aggregate net operating income of the subject properties by the aggregate purchase price for such properties.  We define net operating income as property specific revenues (rental revenue, property expense recoveries and other revenue) less property specific expenses (real estate taxes, insurance, repairs and maintenance and other property expenses).  In estimating net operating income, we compute rental revenue in accordance with generally accepted accounting principles in the United States, including the impact of straight-line rent and market lease amortization adjustments.

Investment Network, page 13

Development and Redevelopment Expenditures, page 106

2.
We note that you recently launched a development joint venture project.  In future periodic filings, to the extent your development activity is material, please include disclosure about your development projects, including whether speculative or build-to-suit, anticipated completion date, anticipated costs and costs incurred to date.

Response:

We believe we have made the disclosures you are suggesting in our 2010 Form 10-K and other periodic reports.

We commenced our first development project for Michelin North America, Inc. in Louisville, Kentucky in August 2010, which is also our sole development project to date.  Our Form 10-Q for the quarter ended September 30, 2010 included in narrative and tabular format on pages 13-14, a description of the transaction, including costs incurred to date, remaining funding and estimated completion date.  That disclosure was updated in both our 2010 Form 10-K (on page 69) and our first quarter 2011 Form 10-Q (on page 13).

We will continue to include disclosure about our material development projects in future periodic filings, including whether speculative or build-to-suit, anticipated completion date, anticipated costs and costs incurred to date.

Item 7.  Management’s Discussion of Operations and Results of Operations, page 36

Overview, page 36

3.
We note that leases representing 17.8% of annual rent are expiring in 2012.  In future periodic filings, to the extent you have material lease expirations scheduled for the subsequent period, please expand your disclosure to discuss the relationship between your average rents and the rents on expiring space, and the relationship between market/current asking rents and the rents on leases expected to expire in the next period.

Response:

In future periodic filings, to the extent we have material lease expirations scheduled for the subsequent period, we will expand our disclosure to discuss the relationship between market rents and the rents on leases expected to expire in the next period.  However, as discussed with you and Mr. McTiernan, we do not at this time intend to expand our disclosures to discuss the relationship between our average rents across our entire portfolio and the rents on expiring leases as we do not believe such disclosure is useful to investors and in fact it could be misleading.

The average rent across our portfolio and the rent on any single property can vary significantly depending on the specific property type, the type of lease, the market and various other factors.  For example, the average annual rent on a straight line basis across our portfolio is more than $10 per square foot, while the average annual rent on the three warehouse properties leased to Nestle Holdings, Inc., which expire in December 2012 and which in the aggregate represent our largest investment by investment value, is less than $6 per square foot.  We believe that the useful disclosures in this context are not how does the current rent compare to the average of the rest of the portfolio, but what are existing rents on leases scheduled to expire versus the current market rents the company can reasonably expect to achieve.

We expect that our disclosure regarding the relationship between market rents and the rents on leases expected to expire in the next period will in substance disclose the following information:

•	estimated annual net operating income per square foot for the subject property or properties;

•	estimated market rent per square foot on a “net” basis after estimated property expenses, which we anticipate will be a range of figures given the highly subjective nature of the estimates; and

•	cautionary language regarding the limitations of the current market rent disclosures.

We expect our cautionary language disclosure regarding current market rents to look substantially similar to the following:

Estimated market rent per square foot is based upon information obtained from one or more of the following sources: (i) the Company’s historical experience in leasing and operating space at its properties; (ii) leasing brokers and other market participants in the relevant markets with respect to quoted rental rates and completed leasing transactions for comparable properties in the relevant markets; (iii) market research reports; and (iv) other data.  Estimated market rent per square foot does not include the cost of tenant concessions such as free rent periods and tenant improvement allowances or the impact of downtime associated with identifying a new tenant.  As a result, the Company’s disclosures regarding estimated market rent may not be indicative of actual results with respect to these properties.

Liquidity and Capital Resources, page 43

Sources of Equity Capital, page 44

4.	In future periodic filings, with respect to your ATM program, please also disclose the use of proceeds and amount still available under the program.

Response:

We have disclosed the use of proceeds and amount still available under our ATM program in our 2010 Form 10-K, and will continue to make such disclosure in future periodic filings.

On page 45 of the 2010 Form 10-K, we disclosed the number of shares available under the ATM program as part of the disclosure about our new shelf registration statement.  Specifically, we disclosed that:

We completed a refresh of our shelf registration statement in February 2011, and now have an effective shelf registration statement under which we can offer an aggregate of $500 million of common stock, preferred stock and/or senior or subordinated debt securities from time to time, including an aggregate of 2,693,900 shares of common stock and 995,100 shares of Series A preferred stock reserved for sale under the Brinson Patrick sales agreement, and an aggregate of 8,996,900 shares of common stock reserved for sale under the Merrill Lynch sales agreement.

We also disclosed on page 46 of the 2010 Form 10-K the use of proceeds of all of the shares we issued during 2010, which included the shares issued in the ATM offering.  Specifically, we disclosed that:

We have now fully deployed the approximately $65.3 million of net proceeds from the share issuances we completed in 2010, with $49.4 million used to reduce recourse indebtedness and the remaining $15.9 million utilized to fund a portion of the purchase price of the real property we purchased in December 2010.

*  *  *  *

On behalf of CapLease, I hereby acknowledge that:

•	CapLease is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	CapLease may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have any questions.

Sincerely,

/s/ Paul C. Hughes

Paul C. Hughes

cc:	Michael McTiernan
Paul McDowell
Shawn Seale